Profit and Loss

English For A Song Inc.

Date Range: Jan 01, 2017 to Dec 31, 2017

ACCOUNTS	Jan 01, 2017 to Dec 31, 2017
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
Operating Expenses	
Domain Name	$48.11
Legal Fees	$20.00
Software	$19.90
Total Operating Expenses	**$88.01**
Net Profit	**-$88.01**